QUAMTEL, INC.
14911 Quorum Drive, Suite 140
Dallas, Texas 75254

December 18, 2009

EDGAR CORRESPONDENCE

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Andrew Mew, Accounting Branch Chief
Mail Stop 3561

Re:

Quamtel, Inc., f/k/a Atomic Guppy, Inc.

File No. 000-31757

Dear Mr. Mew:

We are writing in to reply to your letter dated December 4, 2009, commenting on our Form 10-Q for the quarterly period ended September 30, 2009.

Balance Sheet, page 3

1.

The number of pre-reverse split shares retained by Quamtel on July 28, 2009 was 164,721,879, as disclosed in Item 4, footnote 2 of our Form 8-K filed July 28, 2009.  After the September 8, 2009 one-for-ten reverse split, and reduced for fractional shares, this equated to 16,472,090 shares at July 28, 2009, after giving effect to the reverse stock split.  From there, the following shares were issued by September 30, 2009:

a.

25,000 shares to acquire an option to purchase the url 800.com, as disclosed in Note D to the financial statements;

b.

115,000 shares issued upon conversion of a $300,000 convertible note, as disclosed in Note G to the financial statements; and

c.

150,000 shares issued for $60,000 cash, as disclosed in Note G to the financial statements.

These transactions resulted in 16,737,090 commons shares outstanding at September 30, 2009, as disclosed in the stockholders’ equity section of the Company’s balance sheet. No additional Form 10-Q disclosure is currently planned.

2.

You state that stockholder’s equity shows an increase of $20,000 from December 31, 2008 to September 30, 2009.  However, excluding retained earnings (deficit), stockholders’ equity as reported in the balance sheet of our September 30, 2009 Form 10-Q shows an increase of $458,000 during this period.

Securities and Exchange Commission
Andrew Mew, Accounting Branch Chief

December 18, 2009

The 265,000 shares you refer to are reflected in #1(b) and #1(c) above, which accounted for $438,000 of our reported stockholders’ equity increase.  The 25,000 shares in #1(a) above accounted for another $67,500 of the increase.  The remaining $20,000 to get the total increase of $458,000 was due to a January 2009 pre-merger issuance of WQN shares $20,000 cash as disclosed in Note G to the financial statements. No additional Form 10-Q disclosure is currently planned.

3.

You asked for a reconciliation of shares issued since December 31, 2008.  I believe this information is included in responses #1 and #2 above.  Please let me know if you need more information.

Note D - Intangible Asset

4.

You stated that $67,500 of the acquisition price of a domain name was apparently related to goodwill.  However, that was not the case.  The estimated fair value of the domain name purchased was in excess of the $317,500 total consideration paid, so no goodwill was recognized in that transaction. However, in reviewing the disclosed wording, we can see how that might be unclear.  The language in Note D will be revised to eliminate the reference to “the goodwill of the business,” and add that the $317,500 total cost assigned to the domain name is less than its estimated fair value.

5.

You asked us to separately disclose the gross amount of goodwill and other intangible assets at each balance sheet date.  As currently disclosed in Note D to the financial statements, goodwill at both dates was $367,589.  Also as disclosed in Note D, the intangible related to the domain purchase was $317,500, by implication at September 30, 2009. Therefore, no additional disclosure is currently planned.

Note E – Related Party Transactions, page 8

6.

You asked us to revise to disclose the dollar amount of compensation and benefits recognized by us for each period presented under the Consulting Services Agreement.  Our current disclosure in Note E reads, “Accrued expenses under the Share Exchange Agreement for the three and nine months ended September 30, 2009 were $22,635.”  This amount reflects the expenses so recognized by us during these periods.  Unfortunately in reviewing this now, we accidentally referred to the Consulting Services Agreement as the Share Exchange Agreement.  We will therefore amend our September 30, 2009 Form 10-Q filing to correct this.

Regarding clarifying the nature of the accrued expenses, we will amend our September 30, 2009 Form 10-Q filing to add the following language the sentence in Note E that refers to the $22,635:

“…, which consisted of $8,333 related to item #1 above, $10,000 related to items #4-6 above, and $4,302 related to item #3 above.  These amounts reflect a reduction through September 30, 2009 only, per the amendment referred to above.”

Securities and Exchange Commission
Andrew Mew, Accounting Branch Chief

December 18, 2009

Note G – Financing and Other Transactions, page 9

7.

The following sentence in the second paragraph of Note G will be amended to read as follows (new language is italicized):

“On August 20, 2009, the Company also executed a one-year consulting agreement with the Consultant, whereby the Consultant will provide advice and counsel regarding the Company’s financial management and strategic opportunities.”

There are no stated conditions to the Investor/Consultant earning the 300,000 shares other than to “provide advice and counsel regarding the Company’s financial management and strategic opportunities.”  The 300,000 shares were subsequently issued to the Investor/Consultant in conjunction with the Company’s Form S-8 filed on November 9, 2009. Therefore, recognition of the full cost as compensation expense was deemed appropriate, and no additional Form 10-Q disclosure is currently planned.  Also, the Investor/Consultant recently provided valuable services to the Company related to its acquisition of another company (see our Form 8-K filed December 14, 2009).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Plan of Operations, page 13

8.

The Company’s audit, legal and printing fees associated with maintaining our status as a reporting entity are estimated at approximately $15,000 per month ($180,000 per year), as disclosed.  The Company’s consulting expenses are not included in that estimate, because those costs reflect the cost of operating the Company, and not the cost of maintaining our status as a reporting entity. No additional Form 10-Q disclosure is currently planned.

Please advise if you have any additional questions or comments.  Please also advise if you concur with our proposed Form 10-Q amendments as indicated above, or if you recommend any changes.  Upon hearing from you, we will then accordingly amend our September 30, 2009 Form 10-Q.

Sincerely,

/s/ Stuart Ehrlich, CEO